Gordon Feinblatt LLC

Attorneys at Law

Andrew D. Bulgin 410-576-4280 FAX 410-576-4197 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202-3332 410-576-4000 www.gfrlaw.com

November 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crumbs Bake Shop, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Crumbs Bake Shop, Inc. (the “Company”), we hereby transmit for filing the Company’s Registration Statement on Form S-3.

Should you have any questions, please contact the undersigned at (410) 576-4280.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

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